UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☑        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐        No     ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐        No     ☑

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Company management will present an overview of Constellium N.V. (the “Company”) at the BNP Paribas High-Yield and Leveraged Finance Conference on January 15, 2014. The presentation slides will be posted on the Company’s website and are attached and incorporated herein by reference as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Presentation posted by Constellium N.V. on January 15, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V. (Registrant)

January 15, 2015	By:	/s/ Didier Fontaine
Name: Didier Fontaine
Title: Chief Financial Officer